UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

☐        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File number 1-7933

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aon Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aon Corporation

200 E. Randolph Drive

Chicago, Illinois 60601

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee acting as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AON SAVINGS PLAN

BY THE COMMITTEE

/s/ JOHN A.RESCHKE
John A. Reschke

Date:
June 29, 2011

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AON SAVINGS PLAN

Years Ended December 31, 2010 and 2009

With Report of Independent Registered Public Accounting Firm

Employer Plan Identification #36-3051915

Plan #020

AON SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Retirement Plan Governance and Investment Committee

Aon Savings Plan

We have audited the accompanying statements of net assets available for benefits of Aon Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP
Chicago, Illinois
June 29, 2011

Employer Plan Identification #36-3051915
Plan #020

AON SAVINGS PLAN

Statements of Net Assets Available for Benefits

(in thousands)

	December 31
	2010	2009

Assets

Investments, at Fair Value:
Aon Corporation Common Stock	$169,089	$159,822
Brokerage Accounts - Other Common and Preferred Stocks and Mutual Funds	22,279	19,391
Ned Davis Fund - Common Stocks	70,879	68,789
Ned Davis Fund - Long-Term Bonds	19,282	19,777
Investments Held in Mutual Funds:
BlackRock Liquidity Funds FedFund	253,765	268,120
Vanguard REIT Index Fund	64,801	49,856
Vanguard Admiral Intermediate-Term Treasury Fund	109,511	103,121
Vanguard Capital Opportunities Fund	88,519	84,443
T. Rowe Price Growth Stock Fund	90,239	70,712
Dodge & Cox Common Stock Fund	169,470	149,609
PIMCO Total Return Fund	157,369	135,415
Wellington Small Cap Opportunities Fund	52,201	40,977
Wells Fargo Small Cap Value Fund	56,176	43,095
American Funds Euro-Pacific Growth Fund	186,243	165,208
Investments Held in Collective Trusts:
State Street Global Advisors S&P 500 Strategy Fund	242,739	207,179
Total Investments, at Fair Value	1,752,562	1,585,514

Receivables:
Notes Receivable from Participants	19,328	18,403
Participant Contributions	—	2,103
Company Contributions	—	1,642
Total Receivables	19,328	22,148

Net Assets Available for Benefits	$1,771,890	$1,607,662

See notes to financial statements.

Employer Plan Identification #36-3051915
Plan #020

AON SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

(in thousands)

	Year Ended December 31
	2010	2009

Additions

Net Investment Income:
Interest Income	$1,809	$2,032
Aon Corporation Dividends	2,333	2,888
Other Dividends	27,068	24,255
Net Appreciation in Fair Value of Investments	155,524	188,263
Total Net Investment Income	186,734	217,438

Interest Income on Notes Receivable from Participants	1,010	1,098

Contributions:
Transfer from Other Plan	—	59,335
Company	53,231	51,694
Participants	78,317	77,892
Rollovers	6,051	4,195
Total Contributions	137,599	193,116
Total Additions	325,343	411,652

Deductions:
Benefit Payments	(159,416)	(166,589)
Management and Administrative Fees	(1,699)	(1,324)
Total Deductions	(161,115)	(167,913)

Net Increase in Net Assets Available for Benefits	164,228	243,739

Net Assets Available for Benefits at Beginning of Year	1,607,662	1,363,923

Net Assets Available for Benefits at End of Year	$1,771,890	$1,607,662

See notes to financial statements.

Employer Plan Identification #36-3051915
Plan # 020

AON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2010

1.             Description of Plan

General

The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (the Company or Plan Sponsor).  It is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2003, the Aon Common Stock Fund and the ESOP Allocated Fund were merged into a single fund called the Aon Common Stock ESOP Fund (the ESOP Fund).  Participants have the option to reinvest dividends in additional shares of Aon common stock in the Plan or receive dividends in cash.  Participants are allowed to immediately diversify any Company-matching contributions allocated to the ESOP Fund.

Effective April 1, 2009, the Benfield Retirement Plan was merged with the Plan.  Employees of Benfield Holdings, Inc. or its subsidiaries or affiliates employed on November 28, 2008, became participants in the Plan effective January 1, 2009.

Aon acquired Hewitt Associates in late 2010.  Hewitt employees are currently not eligible to participate in the Aon Savings Plan.

The following description of the Plan provides only general information.  Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.

Eligibility and Participation

Employees other than field sales agents or employees scheduled to work less than 20 hours per week are immediately eligible to participate.  Field sales agents and employees scheduled to work less than 20 hours per week are eligible to participate after completing one year of service and attaining the age of 21.  Participants must complete one year of service to be eligible for Company-matching contributions.

1.             Description of Plan (continued)

Contributions

Participant — Participant contributions are made by means of regular payroll deductions.  Non-highly compensated participants, as defined by the Internal Revenue Code (IRC), may elect to make contributions between 1% and 25% of their compensation, as defined by the Plan.  Highly compensated participants, as defined by the IRC, may elect to make contributions between 1% and 12% of their compensation, as defined by the Plan.  Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS).  Accordingly, the maximum participant contribution was $16,500 in 2010 and 2009.  In addition to regular participant contributions, catch-up contributions of up to $5,500 for 2010 and 2009 were allowed for any participants who were age 50 or older during the Plan year.

New employees are automatically enrolled at a default rate of 4% of compensation, with an automatic rate increase of 1% each April, up to the maximum of 6%, if a participant has completed six months of service by such date.  Participants can change their deferral percentage or investment selections at any time after initial enrollment.

The Plan allows participants to make Roth 401(k) contributions to the Plan.  Roth contributions are made on an after-tax basis, and participants would then owe no further tax on these contributions or their earnings.

Company — For 2010 and 2009, the Company contributed an amount equal to 100% of the first 6% of a participant’s compensation that a participant contributes to the Plan.  These contributions are made concurrent with participant contributions.  The Company may make a further discretionary contribution as determined by the Company’s Board of Directors.  For 2010 and 2009, this discretionary contribution was $0.

Effective January 1, 2004, the Aon Retirement Account was established as a separate account under the Plan.  The Aon Retirement Account is intended for employees hired after January 1, 2004, who are not eligible for participation in the Aon Pension Plan

The Aon Retirement Account was funded entirely by Company contributions.  No employee contributions were allowed.  On February 4, 2009, the Company announced that the Aon Retirement Account portion of the Plan was being frozen with the effective date of December 31, 2008.

1.             Description of Plan (continued)

Investment Options

Both participant and Company contributions to the Plan will be invested in any of the various investment alternatives offered by the Plan in any whole percentages as directed by the participant.  Additionally, a brokerage account is offered, whereby participants can invest their self-directed contributions in various stock, mutual funds and other investments.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses).  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are fully vested in their contributions plus actual earnings of the Plan.  Participants become 100% vested in the employer contributions (including amounts in the Aon Retirement Account) after five years of Plan service, according to a graded vesting schedule.

Forfeitures of $1,830,000 for 2010 and $1,935,000 for 2009 were used to provide partial funding for Company contributions and to pay other expenses of the Plan.

Benefit Payments

Upon retirement or termination of service, a participant will receive a lump-sum payment equal to his or her vested balance.  The participant may elect to receive this payment directly or to be rolled into another plan or IRA.  Vested amounts of the ESOP may be received in cash or Aon common stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

1.             Description of Plan (continued)

Participant Loans

Under the loan provision of the Plan, each participant is permitted one loan in a twelve-month period, and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant’s account, excluding the ESOP and Aon Retirement Account portion of the account.  The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last day of the month preceding the loan request.  Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of up to fifteen years.

2.             Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

Reclassifications

Certain prior year amounts in the notes to the financial statements have been reclassified to conform to current year presentation.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 3 for further discussion and disclosures related to fair value measurements.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2010 or 2009.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

2.             Significant Accounting Policies (continued)

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements.  ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements, to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each class of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009.  Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants.  Previously loans were measured at fair value and classified as investments.  ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively.  Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009.  Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Administrative Expenses

Administrative expenses of the Plan, including expenses of the Trustee, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses.  The Company did not pay any Plan expenses in 2010 or 2009.

2.             Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.             Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•  quoted prices for similar assets and liabilities in active markets

•  quoted prices for identical or similar assets or liabilities in markets that are not active

•  observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•  inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

3.             Fair Value Measurements (continued)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds, common stock and preferred stock:  valued at quotes obtained from national securities exchanges.

Common collective trusts:  valued at the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  These funds are primarily invested in publicly traded common stocks and bonds. Participant-directed and Plan redemptions have no restrictions.

Long-term bonds:  valued generally at matrix-calculated prices that are obtained from various pricing services.

Investments at fair value as of December 31, 2010:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Long-Term Bonds	$—	$19,321	$—	$19,321
Preferred Stock	325	—	—	325
Common Stock	251,346	—	—	251,346
Common Collective Trusts:
Large Cap Stocks (a)	—	242,739	—	242,739
Mutual Funds:
Short-Term Fund	258,505	—	—	258,505
Large Cap Stocks	354,025	—	—	354,025
Large Cap Stocks-Foreign	186,243	—	—	186,243
Small Cap Stocks	108,377	—	—	108,377
REITs	64,801	—	—	64,801
Intermediate-Term Bonds	266,880	—	—	266,880
Total Assets at Fair Value	$1,490,502	$262,060	$—	$1,752,562

3.             Fair Value Measurements (continued)

Investments at fair value as of December 31, 2009:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Long-Term Bonds	$—	$19,777	$—	$19,777
Common Stock	236,267	—	—	236,267
Common Collective Trusts:
Large Cap Stocks (a)	—	207,179	—	207,179
Mutual Funds:
Short-Term Fund	273,255	—	—	273,255
Large Cap Stocks	311,364	—	—	311,364
Large Cap Stocks-Foreign	165,208	—	—	165,208
Small Cap Stocks	84,072	—	—	84,072
REITs	49,856	—	—	49,856
Intermediate-Term Bonds	238,536	—	—	238,536
Total Assets at Fair Value	$1,358,558	$226,956	$—	$1,585,514

(a)  Common collective trusts for the Plan consist of an equity index fund whose objective is to approximate as closely as practicable, before expenses, the performance of the S&P 500 Index over the long term.

4.                                      Investments

State Street Bank and Trust Company is the Trustee and custodian for all Plan assets.  The Trustee is a named fiduciary under ERISA.  The Trustee is a party-in-interest to the Plan because three investment fund options are State Street funds.

During 2010 and 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows (in thousands):

	December 31
	2010		2009
		Net Realized		Net Realized
		and Unrealized		and Unrealized
		Appreciation		Appreciation
		(Depreciation)		(Depreciation)
		in Fair Value		in Fair Value
		of Investments		of Investments
	Fair	During	Fair	During
	Value	the Year	Value	the Year
Investments, at Fair Value:
Aon Corporation Common Stock	$169,089	$29,486	$159,822	$(35,831)
Brokerage Accounts - Other Common and Preferred Stocks and Mutual Funds	22,279	2,321	19,391	3,654
Ned Davis Fund - Common Stocks	70,879	8,223	68,789	14,590
Ned Davis Fund - Long Term Bonds	19,282	1,011	19,777	(3,213)
Investments in Mutual Funds:
BlackRock Liquidity Funds FedFund	253,765	—	268,120	—
Vanguard REIT Index Fund	64,801	12,055	49,856	9,968
Vanguard Capital Opportunities Fund	88,519	8,275	84,443	26,975
Wells Fargo Small Cap Value Fund	56,176	8,100	43,095	14,266
Dodge & Cox Common Stock Fund	169,470	18,202	149,609	35,696
PIMCO Total Return Fund	157,369	265	135,415	6,787
Wellington Small Cap Opportunities Fund	52,201	8,818	40,977	13,287
T. Rowe Price Growth Stock Fund	90,239	12,447	70,712	20,277
American Euro-Pacific Growth Fund	186,243	12,916	165,208	43,609
Vanguard Admiral Intermediate-Term Treasury Fund	109,511	2,016	103,121	(9,493)
Investments in Collective Trusts:
State Street Global Advisors S&P 500 Strategy Fund	242,739	31,389	207,179	47,691
Total	$1,752,562	$155,524	$1,585,514	$188,263

4.                                      Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows (in thousands):

	December 31
	2010	2009
Aon Corporation Common Stock	$169,089	$159,822
Investments in Mutual Funds:
BlackRock Liquidity Funds FedFund	253,765	268,120
T. Rowe Price Growth Stock Fund	90,239	*
Vanguard Admiral Intermediate Term Treasury Fund	109,511	103,121
Dodge & Cox Common Stock Fund	169,470	149,609
American Euro-Pacific Growth Fund	186,243	165,208
Vanguard Capital Opportunities Fund	*	84,443
PIMCO Total Return Fund	157,369	135,415
Investments in Collective Trusts:
State Street Global Advisors S&P 500 Strategy Fund	242,739	207,179

*Below 5% threshold.

5.                                      Income Taxes

The Plan has received a determination letter from the IRS dated October 1, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Subsequent to this issuance of the determination letter, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

6.                                      Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Employer Identification #36-3051915
Plan #020

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

Current Value
Identity of Issuer	(thousands)
Aon Common Stock ESOP Fund

Common Stock

Aon Corporation Common Stock, 1.00 par*	$169,084

Short-Term Investment Fund

Mutual Fund

BlackRock Liquidity Funds FedFund	246,744

Total Return Fund

Other Self-Managed Fund

Ned Davis Research Asset Allocation Strategy Fund (see attached detail)	97,182

Common Stock Index Fund

Collective Trust

State Street Global Advisors S&P 500 Strategy Fund*	242,739

Real Estate Securities Fund

Mutual Fund

Vanguard REIT Index Fund	64,801

Employer Identification #36-3051915
Plan #020

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(continued)

Current Value
Identity of Issuer	(thousands)
Vanguard Capital Opportunities Fund

Mutual Fund

Vanguard Capital Opportunities Fund	$88,519

Dodge & Cox Common Stock Fund

Mutual Fund

Dodge & Cox Common Stock Fund	169,470

PIMCO Total Return Fund

Mutual Fund

PIMCO Total Return Fund	157,369

T. Rowe Price Growth Stock Fund

Mutual Fund

T. Rowe Price Growth Stock Fund	90,239

Wellington Small Cap Opportunities Fund

Mutual Fund

Wellington Small Cap Opportunities Fund	52,201

Employer Identification #36-3051915
Plan #020

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(continued)

Current Value
Identity of Issuer	(thousands)
Vanguard Admiral Intermediate-Term Treasury Fund

Mutual Fund

Vanguard Admiral Intermediate-Term Treasury Fund	$109,511

American Funds Euro-Pacific Growth Fund

Mutual Fund

American Funds Euro-Pacific Growth Fund	186,243

Wells Fargo Small Cap Value Fund

Mutual Fund

Wells Fargo Small Cap Value Fund	56,176

Other Common and Preferred Stocks and Mutual Funds

Brokerage Accounts

Other Common and Preferred Stocks and Mutual Funds	22,279

Aon Corporation Common Stock*	5

Participant Loans* (4.25% - 10.5%)	19,328

$1,771,890

*Party-in-interest transaction not prohibited by ERISA.

Employer Identification #36-3051915
Plan #020

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(continued)

Current Value
Detail of Ned Davis Research Fund Assets	(dollars)

Short-Term Fund
BlackRock Liquiduty Funds FedFund	7,021,291

Total Short-Term Fund	7,021,291

Common Stocks
AGCO Corp Com	172,244
AT&T Inc	364,312
Avx Corp New	169,730
Advance Auto Parts	271,215
Aetna Inc	274,590
Agilent Technologies Inc	211,293
Airgas Inc	181,134
Altera Corporation	266,850
Amazon.com Inc	216,000
American Campus Cmntys Com	142,920
American Express Company	184,556
AMERIGROUP Corporation	184,464
Ametek Inc	251,200
Apple Inc	1,128,960
Arvinmeritor Inc	166,212
Autozone Inc	763,252
AvalonBay Communities Inc	146,315
BMC Software Inc	461,972
Baker Hughes Inc	285,850
BALCHEM Corp	392,196
Bank of America Corporation	598,966
Barrick Gold Corporation	228,674
Bed Bath & Beyond Inc	142,535
Berkshire Hathaway Inc CL B New	184,253
BHP Billiton Limited-ADR	706,192
Bristow Group Inc	198,870
Bucyrus Intl Inc New Com	169,860
CF Industries Holdings Inc	148,665
CIGNA Corporation	223,626
CNOOC Limited-ADR	214,533
Cablevision Systems-CL A	399,312
Cabot Corporation	218,370
Canadian National Railway Company	392,173
Canon Inc-ADR	703,358
Capital One Financial Corp	553,280
CARBO Ceramics Inc	269,204
CarMax Inc	140,272
Caterpillar Inc	440,202

Employer Identification #36-3051915
Plan #020

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(continued)

Current Value
Detail of Ned Davis Research Fund Assets	(dollars)

Cheesecake Factory Inc	187,026
Chevron Corporation	428,875
Choice Hotels Intl Inc	206,658
Cisco Systems Inc	805,154
Citigroup Inc	886,402
Citrix Systems Inc	301,004
Coca Cola Company	1,229,899
Cognex Corporation	135,332
Coherent Inc.	627,446
Comcast Corporation-CL A	1,052,363
Concho Res Inc Com	368,214
Coventry Health Care Inc	190,080
Danaher Corporation	867,928
Darden Restaurants Inc	139,320
Deere and Company	921,855
Delta Air Lines Del Com New	143,640
Developers Diversified Realty	188,806
Devon Energy Corporation	164,871
Discovery Communications Inc-CL A	316,920
DIRECTV Group Inc	738,705
Dolby Laboratories Inc Com	146,740
Dollar General Corporation	705,410
Dollar Tree Stores Inc	302,832
Donaldson Company Inc	477,896
Dow Chemical Company	587,208
E.I. DuPont de Nemours and Co.	997,600
Eastman Chem Company	605,376
Eaton Corporation	507,550
eBay Inc	453,629
Ecolab Inc	655,460
EnerSys	138,116
Equity Residential	192,215
Essex Property Trust	137,064
Expedia Inc-Class A	286,026
Expeditors Intl of Wash Inc	152,880
EZCORP Inc CL A Non Vtg	160,067
Exxon Mobil Corporation	1,586,704
FLIR Systems Inc	303,450
FMC Corporation	423,417
FMC Technologies Inc	248,948
Factset Research Systems Inc	168,768
Family Dollar Stores	427,506
Fifth Third Bancorp	140,928
Freeport-McMoRan Copper & Gold	144,108

Employer Identification #36-3051915
Plan #020

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(continued)

Current Value
Detail of Ned Davis Research Fund Assets	(dollars)

General Electric Company	1,011,437
Genuine Parts Company	759,832
Globe Specialty Metals Com	593,023
Google Inc-CL A	831,558
Graco Inc	197,250
W.W. Grainger Inc	593,873
Health Net Inc	210,133
Healthspring Inc	191,016
Home Properties Inc	144,274
Humana Inc	520,030
Huntsman Corp	232,589
Hyatt Hotels Corp Com-CL A	709,280
Intel Corporation	143,004
Interdigital Inc	158,232
Intl Business Machines Corp	469,632
Intl Flavors & Fragrances Inc	628,167
Intuit Inc	769,080
JPMorgan Chase & Co.	309,666
Johnson & Johnson	352,545
Joy Global Inc	329,650
Juniper Networks Inc	155,064
KeyCorp	215,940
Lauder Estee Cos Inc-CL A	774,720
Lear Corporation	710,712
Liberty Global Inc Com-Ser A	343,186
McDonalds Corporation	1,220,484
Mead Johnson Nutri Co	790,575
MICROS Systems Inc	223,686
Microsoft Corporation	1,320,616
Mid-America Apt Comtys Inc	520,618
Monro Muffler Brake Inc	593,219
National Oilwell Varco Inc	147,950
Netflix Inc	210,840
Nike Inc-CL B	768,780
Noble Energy Inc	404,576
Nu Skin Enterprises-CL A	139,196
O Reilly Automotive Inc	737,124
Oceaneering International Inc	139,897
Olin Corporation	139,536
Opentable Inc	197,344
Oracle Corporation	1,452,320
PPG Industries Inc	807,072
Panasonic Corp ADR	211,500
Panera Bread Company-CL A	374,477

Employer Identification #36-3051915
Plan #020

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(continued)

Current Value
Detail of Ned Davis Research Fund Assets	(dollars)

Peabody Energy Corporation	339,094
PepsiCo Inc	143,726
Petsmart Inc	334,488
Pfizer Inc	166,345
Pioneer Nat Resources Company	147,594
Praxair Inc	400,974
Priceline.com Inc	559,370
Procter and Gamble Company	424,578
Progress Software Corporation	296,240
Quest Software Inc	155,344
Red Hat Inc	173,470
Roper Industries Inc	420,365
Ross Stores Inc	177,100
ROVI Corp Com	272,844
SLM Corporation	139,749
SM Energy Company	153,218
Schlumberger Limited	492,650
Scotts Miracle-Gro Co-CL A	314,774
SCRIPPS Networks Inter-CL A	729,675
SEACOR Holdings Inc	707,630
Sensient Technologies Corp	341,589
Sigma-Aldrich Corporation	552,448
Solera Holdings Inc	220,676
Starbucks Corporation	591,192
TJX Companies Inc	204,194
TRW Automotive Holdings Corp	142,290
Target Corporation	360,780
Time Warner Cable Inc	495,225
Titanium Metals Corp New	146,030
Toro Company	265,052
Tractor Supply Company	426,712
Union Pacific Corporation	481,832
United Parcel Service-CL B	972,572
UnitedHealth Group Inc	823,308
Universal Health Svcs-CL B	256,178
V F Corporation	310,248
Verisign Inc	140,481
VMWARE Inc-CL A	160,038
WEBMD Health Corp	321,678
Wells Fargo & Company	297,504
Xerox Corporation	196,992
YUM Brands Inc	843,660
Zebra Technologies Corp-CL A	197,548
Zions Bancorp	209,140

Employer Identification #36-3051915
Plan #020

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

(continued)

Current Value
Detail of Ned Davis Research Fund Assets	(dollars)

Herbalife Ltd Com	184,599
CORE Laboratories N V Com	712,400
AVAGO Technologies Ltd	703,209
Total Common Stocks	70,878,512

Long-Term Bonds
Federal Home Loan Bank Bd	1,257,857
5.250% Due 12-11-20
Freddie Mac	1,587,759
6.750% Due 03-15-31
Fannie Mae	1,653,880
6.000% Due 04-18-36
U.S. Treasury Bond	3,554,506
8.125% Due 05-15-21
U.S. Treasury Bond	3,327,908
4.500% Due 05-15-38
U.S. Treasury Bond	7,900,496
4.250% 11-15-40

Total Long-Term Bonds	19,282,406

Total Ned Davis Fund Assets	97,182,209